

December 8, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Invesco Actively Managed Exchange-Traded Fund Trust
       Issuer CIK: 0001418144
       Issuer File Number: 333-147622 / 811-22148
       Form Type: 8-A12B
       Filing Date: December 8, 2022

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated November 29, 2022, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Invesco AAA CLO Floating Rate Note ETF (ICLO)
- Invesco High Yield Select ETF (HIYS)
- Invesco Municipal Strategic Income ETF (IMSI)
- Invesco Short Duration Bond ETF (ISDB)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (312) 786-7224. Your assistance is greatly appreciated.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications